Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces
that Terms and Conditions for Commercial Operation Met and Tax Equity Investment Completed
in connection with Maple Hill Project

Singapore, December 17, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) previously announced on May 14, 2023 that OPC’s subsidiary, CPV Group LP (“CPV”), entered into a tax equity investment agreement with a tax equity partner in connection with the Maple Hill Project (the “Project”), a solar-powered electricity generation power plant with a capacity of 126 MWdc, located in Pennsylvania, United States. The Project is owned indirectly by CPV, which is 70% indirectly owned by OPC.

OPC today announced that in accordance with the tax equity investment agreement, the terms and conditions for the commercial operation of the Project, including investment of $78 million into the Project, have been fully met.